FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 21, 2009 in which Excel Maritime Carriers Ltd. reports its results for the first quarter ended March 31, 2009.

Exhibit 1

Excel Maritime Reports First Quarter ended March 31, 2009

ATHENS, GREECE – May 21, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the first quarter ended March 31, 2009.

First Quarter Highlights:

•

Revenues from operations amounted to $222.1 million as compared to $69.8 million in the first quarter of 2008, an increase of approximately 218.2%;

•

Net income was $118.0 million or $2.57 per weighted average diluted share compared to $35.1 million or $1.76 per weighted average diluted share in the first quarter of 2008, an increase of approximately 236.2%. The results for the first quarter of 2009 include a non-cash item of $6.7 million relating to the unrealized gain from the valuation of interest rate swaps and $0.1 million gain on sale of a vessel. Net income, excluding the above items, for the quarter would amount to $111.2 million or $2.42 per weighted average diluted share;

•

An average of 47.8 vessels were operated during the first quarter of 2009 earning a blended average time charter equivalent rate of $21,024 per day compared to $41,767 per day for the first quarter of 2008 earned by an average of 18 vessels.

Corporate Developments

During the first quarter of 2009, we amended our two credit facilities with Nordea Bank and Credit Suisse Bank and secured all the appropriate covenant waivers for these credit facilities until January 1, 2011. As part of the loan amendments entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company. Earlier in the quarter, our Board of Directors had decided to suspend our dividend in light of the challenging conditions both in the freight market and the financial environment.

(Please refer to our earnings release for the fourth quarter of 2008 announced on April 8, 2009 for a detailed discussion of the above corporate developments).

Dissolution of Oceanaut, Inc.

We held 18.9% of the outstanding common stock of Oceanaut, Inc., or Oceanaut, a blank check corporation that was organized in May 2006 under the laws of the Republic of the Marshall Islands and was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.  At a special meeting held on April 6, 2009, Oceanaut's shareholders voted to approve the dissolution and liquidation of Oceanaut.  As set forth in Oceanaut's Amended and Restated Articles of Incorporation, Oceanaut's officers took action to dissolve Oceanaut and distribute the funds in Oceanaut's trust account, at a rate of approximately $8.26 per share of common stock, to those shareholders holding shares of Oceanaut's common stock sold in its initial public offering and to us with respect to the shares of Oceanaut common stock included in 625,000 of the 1,125,000 of the Oceanaut insider units that we owned. In this respect, on April 15, 2009, we received approximately $5.2 million.

Fleet Developments:

Sale of vessel

Based on a Memorandum of Agreement dated February 20, 2009, the M/V Swift, a Handymax vessel of 37,687 dwt built in 1984 was sold for net proceeds of approximately $3.8 million. As of December 31, 2008, the vessel’s value was impaired and written down to her fair value, which approximated her sale proceeds and thus, the results for the quarter ended March 31, 2009 were not affected. The vessel was delivered to her new owners on March 16, 2009. Following the sale of the vessel, the Company repaid an amount of $4.6 million of its Nordea Loan.

Vessels new fixtures

On April 16, 2009 the M/V Sandra, a Capesize vessel of 180,000 dwt built in 2008, terminated her existing time charter by receiving an amount of approximately $2.0 million as compensation for the early termination and entered into a new one at a daily rate of $32,000 expiring in September 2010. A second charter on the vessel has been fixed commencing upon completion of her current charter and through February 2016 at a daily base rate of $25,000 with 50% profit sharing based on the monthly AV4 BCI charter rate as published by the Baltic Exchange.

On May 14, 2009 the M/V Birthday, a Panamax vessel of 71,504 dwt built in 1993, was fixed for a period of 12-14 months at a daily rate of $16,500. The vessel will be delivered to the charterer upon completion of her existing time charter in June 2009.

Time Charter Coverage

As of today, we have secured under time charter employment 67% of our operating days for 2009 (Q2-Q4) and 55% for 2010.

Management Commentary:

Lefteris Papatrifon, Chief Financial Officer of Excel, stated, “We are pleased with our operating performance and our ability to keep generating strong cash flows despite the volatile market conditions that the shipping industry has experienced during the first quarter of 2009. We believe that our versatile fleet and significant time charter coverage with quality counterparties together with the recent restructuring of our credit facilities allow us to efficiently manage the current market environment and take advantage of any opportunities that might emerge in the future.”

First Quarter 2009 Results:

The Company reported net income for the quarter of $118.0 million or $2.57 per weighted average number of share as compared to net income of $35.1 million or $1.76 per weighted average number of share for the first quarter of 2008.

The results for the first quarter of 2009 include a non-cash item of $6.7 million relating to the unrealized gain from the valuation of interest rate swaps and $0.1 million gain on sale of a vessel. Net income, excluding the above items, for the quarter would amount to $111.2 million or $2.42 per weighted average diluted share.

Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters that were fair valued upon acquiring Quintana on April 15, 2008 amounting to a net income of $67.8 million ($1.48 per weighted average diluted share), a non-cash gain of $51.5 million ($1.12 per weighted average diluted share) related to the accelerated amortization of the time charter value of M/V Sandra and M/V Coal Pride assumed upon Quintana Maritime Limited (“Quintana”) acquisition due to their termination and the amortization of stock based compensation expense of $2.4 million ($0.05 per weighted average diluted share).

In addition, effective January 1, 2009, the Company changed the method of accounting for dry-docking and special survey costs from the deferral method to the expense as incurred method. (Please refer to a subsequent section of this Press Release for a further discussion on this accounting change). Such change was effected retrospectively to all periods presented and its effect in the first quarter of 2009 was a decrease in net income of approximately $2.0 million or $0.04 per weighted average diluted share.

Revenues for the first quarter of 2009 amounted to $222.1 million as compared to $69.8 million for the same period in 2008, an increase of approximately 218.2%. Included in revenues for the first quarter of 2009 are $129.1 million of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana. There were no such non-cash revenue items recorded in the corresponding period in 2008.

An average of 47.8 vessels operated during the first quarter of 2009 earning a blended average time charter equivalent rate of $21,024 per day, compared to an average of 18 vessels operated during the first quarter of 2008 earning a blended average time charter equivalent rate of $41,767 per day. Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the first quarter of 2009 was $53.3 million compared to $52.0 million for the first quarter of 2008, an increase of approximately 2.5%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Conference Call Details:

Tomorrow May 22, 2009 at 10:00 A.M. EDT, the company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until  May 29, 2009 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE QUARTER ENDED MARCH 31, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars, except for share and per share data)

	First Quarter
	2008 (as adjusted)	2009
REVENUES:
Voyage revenues	69,524	92,806
Time Charter fair value amortization	-	129,137
Revenue from managing related party vessels	233	165
Revenue from operations	69,757	222,108

EXPENSES:
Voyage expenses	4,168	4,826
Charter hire expense	-	8,096
Charter hire amortization	-	9,846
Commissions to a related party	868	458
Vessel operating expenses	9,047	21,145
Depreciation expense	7,992	30,533
Dry-docking and special survey cost	3,629	4,106
General and administrative expenses	3,767	7,291
	29,471	86,301

Gain on sale of vessel	-	61

Income from operations	40,286	135,868

OTHER INCOME (EXPENSES):
Interest and finance costs	(5,730)	(18,023)
Interest income	2,639	76
Interest rate swap gain (loss)	(1,903)	558
Foreign exchange gains (losses)	(138)	88
Other, net	(72)	(440)
Total other income (expenses), net	(5,204)	(17,741)

Net income before taxes and income from investment in affiliate	35,082	118,127

US Source Income taxes	(245)	(176)

Net income before income from investment in affiliate	34,837	117,951

Income from Investment in affiliate	229	-

Net income	35,066	117,951

Less: Loss assumed by the non controlling interests	-	41

Net income attributable to Excel Maritime Carriers Ltd.	35,066	117,992

Earnings per common share, basic	$1.76	$2.57
Weighted average number of shares, basic	19,955,190	45,835,762
Earnings per common share, diluted	$1.76	$2.57
Weighted average number of shares, diluted	19,965,852	45,835,762

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED BALANCE SHEETS

AT DECEMBER 31, 2008 (as adjusted) AND MARCH 31, 2009

(In thousands of U.S. Dollars)

ASSETS	December 31, 2008 (as adjusted)	March 31, 2009

CURRENT ASSETS:
Cash and cash equivalents	109,792	130,249
Restricted cash	53	53
Accounts receivable	10,247	4,739
Other current assets	6,958	5,539
Total current assets	127,050	140,580

FIXED ASSETS:
Vessels, net	2,786,717	2,752,668
Advances for vessels under construction	106,898	107,566
Office furniture and equipment, net	1,722	1,650
Total fixed assets, net	2,895,337	2,861,884

OTHER NON CURRENT ASSETS:
Time charters acquired, net	264,263	254,417
Restricted cash	24,947	24,947
Investment in affiliate	5,212	5,212

Total assets	3,316,809	3,287,040

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	220,410	174,826
Accounts payable	6,440	7,241
Other current liabilities	47,934	53,115
Current portion of financial instruments	40,119	39,272
Total current liabilities	314,903	274,454

Long-term debt, net of current portion and net of deferred financing fees	1,256,707	1,236,640
Time charters acquired, net	650,781	521,644
Financial instruments	41,020	35,123

Total liabilities	2,263,411	2,067,861

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	461	718
Additional paid-in capital	944,207	991,361
Other Comprehensive Loss	(74)	(74)
Retained earnings	94,063	212,055
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,038,468	1,203,871
Non-controlling interests	14,930	15,308
Total Stockholders’ Equity	1,053,398	1,219,179

Total liabilities and stockholders’ equity	3,316,809	3,287,040

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars)

	First Quarter
	2008 (as adjusted)	2009
Cash Flows from Operating Activities:
Net income	35,066	117,992
Adjustments to reconcile net income to net cash provided by operating activities	11,176	(90,669)
Changes in operating assets and liabilities:
Operating assets	(977)	6,927
Operating liabilities	8,484	5,984
Net Cash provided by Operating Activities	53,749	40,234

Cash Flows from Investing Activities:
Advances for vessels under construction	-	(668)
Additions to vessel cost	-	(119)
Additions to office furniture and equipment	(28)	(28)
Payment for business acquisition costs	(5,941)	-
Proceeds from sale of vessel	-	3,776
Net cash provided by (used in) Investing Activities	(5,969)	2,961

Cash Flows from Financing Activities:
Repayment of long-term debt	(8,381)	(68,157)
Dividends paid	(3,989)	-
Payment of financing costs	(755)	-
Issuance of common stock	-	45,000
Non controlling interests	-	419
Net cash used in Financing Activities	(13,125)	(22,738)

Net increase in cash and cash equivalents	34,655	20,457
Cash and cash equivalents at beginning of period	243,672	109,792
Cash and cash equivalents at end of the period	278,327	130,249

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	2,481	18,025

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2008	2009
Net income	35,066	117,992
Interest and finance costs, net (1)	3,237	24,132
Depreciation	7,992	30,533
Dry-dock and special survey cost	3,629	4,106
Unrealized swap (gain) loss	1,757	(6,743)
Amortization of T/C fair values (2)	-	(119,291)
Stock based compensation	123	2,411
Gain on sale of vessel	-	(61)
Taxes	245	176
Adjusted EBITDA	52,049	53,255

(1) Includes swap interest paid and received
(2) Analysis:
First quarter 2009
Non-cash amortization of unfavourable time charters in revenue	(77,663)
Non-cash accelerated amortization of M/V Sandra and Coal Pride time charter fair value due to charter termination	(51,474)
Non-cash amortization of favourable time charters in charter hire expense	9,846
(119,291)

Reconciliation of Net Income to Adjusted Net Income
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2008	2009
Net income	$35,066	117,992
Unrealized swap (gain) loss	1,757	(6,743)
Gain on sale of vessel	-	(61)
Adjusted Net income	$36,823	111,188

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings per Share (Diluted)
(all amounts in U.S. Dollars)
	First Quarter
	2008	2009
Earnings per Share (Diluted)	$1.76	$2.57
Unrealized swap (gain) loss	0.09	(0.15)
Gain on sale of vessel	-	(0.0)
Adjusted Earnings per Share (Diluted)	$1.85	$2.42

Accounting changes:

Change in Dry-docking and Special survey accounting policy

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel’s next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. We consider this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.

Adoption of new accounting pronouncements

Effective January 1, 2009, we adopted the Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51” and FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”.

With the exception of SFAS 160 which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected in the accompanying unaudited interim consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

Accordingly, the previously reported 2008 financial information has been recast to account for these changes.

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. Following the Company’s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. The Company’s management uses adjusted EBITDA as a performance measure. The Company believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance during the first quarter ended March 31, 2009 compared to the corresponding period in the prior year. In the table below, the Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels:

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Quarter ended March 31,
	2008	2009	2008	2009	2008	2009	2008	2009

Total calendar days	-	450	910	3,150	728	704	1,638	4,304
Available days under period charter	-	450	670	2,352	293	140	963	2,942
Available days under spot/short duration charter	-	-	182	766	399	455	581	1,221
Utilization	-	100%	93.7%	99%	95.1%	84.5%	94.3%	96.7%
Time charter equivalent per ship per day-period	-	42,460	32,473	24,244	37,659	16,747	34,051	26,673
Time charter equivalent per ship per day-spot	-	-	74,325	8,493	45,497	5,605	54,528	7,416
Time charter equivalent per ship per day-weighted average	-	42,460	41,410	20,375	42,176	8,230	41,767	21,024
Net daily revenue per ship per day	-	42,460	38,782	20,164	40,105	6,955	39,370	20,335
Vessel operating expenses per ship per day	-	(5,157)	(6,219)	(4,810)	(4,653)	(5,216)	(5,523)	(4,913)
Net Operating cash flows per ship per day before G&A expenses	-	37,303	32,563	15,354	35,452	1,740	33,847	15,422

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent per ship per day (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	First Quarter
	2008	2009
Voyage revenues	69,524	92,806
Voyage expenses	(5,036)	(5,284)
Total revenue, net of voyage expenses	64,488	87,522
Total available days	1,544	4,163
Daily Time charter equivalent	41,767	21,024

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	Q2’09	Q3’09	Q4’09	1Q’10	Total

Amortization of unfavourable time charters (1)	75.3	76.1	72.6	70.9	294.9
Amortization of favourable time charters (2)	10.0	10.1	10.1	9.9	40.1

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of May 20, 2009:

Name	Type	Dwt	Year Built	Average TC Expiration Date
Capesize
Iron Miner	Capesize	177,000	2007	February 2012
Kirmar	Capesize	165,500	2001	April 2013
Iron Beauty	Capesize	165,500	2001	May 2010
Lowlands Beilun	Capesize	170,162	1999	May 2010
Sandra	Capesize	180,000	2008	September 2010 (1)
Total Capesize	5	858,162
Kamsarmax
Iron Manolis	Kamsarmax	82,300	2007	December 2010
Iron Brooke	Kamsarmax	82,300	2007	December 2010
Iron Lindrew	Kamsarmax	82,300	2007	December 2010
Coal Hunter	Kamsarmax	82,300	2006	December 2010
Pascha	Kamsarmax	82,300	2006	December 2010
Coal Gypsy	Kamsarmax	82,300	2006	December 2010
Iron Anne	Kamsarmax	82,000	2006	December 2010
Iron Vassilis	Kamsarmax	82,000	2006	December 2010
Iron Bill	Kamsarmax	82,000	2006	December 2010
Santa Barbara	Kamsarmax	82,266	2006	December 2010
Ore Hansa	Kamsarmax	82,229	2006	December 2010
Iron Kalypso	Kamsarmax	82,204	2006	December 2010
Iron Fuzeyya	Kamsarmax	82,229	2006	December 2010
Iron Bradyn	Kamsarmax	82,769	2005	December 2010
Total Kamsarmax	14	1,151,497
Panamax
Grain Harvester	Panamax	76,411	2004	December 2010
Grain Express	Panamax	76,466	2004	December 2010
Iron Knight	Panamax	76,429	2004	December 2010
Coal Pride	Panamax	72,600	1999	In Ballast
Isminaki	Panamax	74,577	1998	August 2009
Angela Star	Panamax	73,798	1998	June 2009
Elinakos	Panamax	73,751	1997	September 2009
Happy Day	Panamax	71,694	1997	July 2009
Iron Man (A)	Panamax	72,861	1997	May 2010
Coal Age (A)	Panamax	72,861	1997	September 2009
Fearless I (A)	Panamax	73,427	1997	September 2009
Barbara (A)	Panamax	73,390	1997	June 2009
Linda Leah (A)	Panamax	73,390	1997	September 2009
King Coal (A)	Panamax	72,873	1997	July 2011
Coal Glory (A)	Panamax	73,670	1995	December 2009
Powerful	Panamax	70,083	1994	June 2009
First Endeavour	Panamax	69,111	1994	September 2009
Rodon	Panamax	73,670	1993	August 2009
Birthday	Panamax	71,504	1993	July 2010
Renuar	Panamax	70,128	1993	June 2009
Fortezza	Panamax	69,634	1993	July 2009
Total Panamax	21	1,532,328

Name	Type	Dwt	Year Built	Average TC Expiration Date
Supramax
July M	Supramax	55,567	2005	June 2009
Mairouli	Supramax	53,206	2005	December 2009
Total Supramax	2	108,773
Handymax
Emerald	Handymax	45,588	1998	May 2009
Princess I	Handymax	38,858	1994	June 2009
Marybelle	Handymax	42,552	1987	June 2009
Attractive	Handymax	41,524	1985	June 2009
Lady	Handymax	41,090	1985	June 2009
Total Handymax	5	209,612
GRAND TOTAL	47	3,860,372
Average age			9.0 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Christine (D )	Capesize	180,000	March 2010
Hope (E)	Capesize	181,000	November 2010
Lillie(E)	Capesize	181,000	December 2010
Total fleet to be delivered		542,000

Fleet to be delivered (c)	Type	Dwt	Estimated delivery (B)
Fritz (E)	Capesize	180,000	May 2010
Benthe (E)	Capesize	180,000	June 2010
Gayle Frances (E)	Capesize	180,000	July 2010
Iron Lena (E)	Capesize	180,000	August 2010

(1)The vessel will enter into a time charter through February 2016 upon completion of its current charter.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. There can be no assurance that the vessels will be delivered timely or at all.

(D)  Excel holds a 42.8% interest in the joint venture that will own the vessel.

(E)  Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: May 21, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer